Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing earnings (loss) per common and common equivalent share were as follows:

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
Average common shares issued	4,200	4,200	4,200	4,200
Average common shares retired	(171)	(171)	(171)	(171)
Total	4,029	4,029	4,029	4,029
Net earnings (loss) to common stockholders	$351	$(520)	$(224)	$(109)

Basic and diluted earnings (loss) per common share	$0.09	$(0.13)	$(0.05)	$(0.03)